Rule 424(b)(3)
No. 333-107486

CNL RETIREMENT PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 21, 2005 and the Prospectus Supplement dated September 14, 2005. Capitalized terms used in this Supplement have the same meaning as in the Prospectus and the Prospectus Supplement unless otherwise stated herein.

Information is presented as of September 23, 2005. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after September 23, 2005, will be reported in a subsequent Supplement.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following information updates the corresponding information beginning on page 95 of the Prospectus.

Effective as of September 23, 2005, Thomas J. Hutchison III resigned as Chief Executive Officer and President of the Company. Mr. Hutchison also resigned as Director, Chief Executive Officer and President of the Advisor, effective as of September 23, 2005.

Effective as of September 23, 2005, Stuart J. Beebe was appointed Chief Executive Officer and President of the Company and was relinquished of his position as Executive Vice President of Acquisitions & Finance of the Company. Mr. Beebe will serve as Chief Executive Officer and President of the Company until his successor is elected and qualifies or until his death, resignation or removal in the manner provided in the Company’s Bylaws. In addition, effective as of September 23, 2005, Stuart J. Beebe was appointed Chief Executive Officer and President of the Advisor.

The following biography updates and replaces the biography of Stuart J. Beebe beginning on page 98 of the Prospectus.

Stuart J. Beebe, age 47, serves as Chief Executive Officer and President of the Company. Mr. Beebe also serves as Chief Executive Officer and President of CNL Retirement Corp., our Advisor. From December 31, 2004 until September 23, 2005, Mr. Beebe served as Executive Vice President of Acquisitions & Finance of the Company and the Advisor. In those roles, Mr. Beebe coordinated all new business development and investment activities and oversaw the financing of projects and structuring of corporate debt. He also worked closely with other senior management in the development and execution of the Company’s and the Advisor’s strategic business plan. Mr. Beebe served as Chief Financial Officer of the Company and the Advisor from July 2002 through December 2004. From December 1997 through July 2002, Mr. Beebe served as Chief Financial Officer of CNL Real Estate Group, Inc. and CNL Realty & Development Corp. and was responsible for executing their financial and capital structuring initiatives. He also coordinated their investment and development activities focused on commercial office buildings and master planned communities. Prior to joining CNL in December of 1997, Mr. Beebe spent 15 years with Lincoln Property Company, one of the largest, privately held, commercial real estate firms in the country. As senior vice president, Mr. Beebe oversaw the operations of Lincoln’s Florida Region, with a direct focus on development and acquisition activities. He also participated in the daily administration of all real estate assets in the region, including project financing and construction, leasing and marketing activities, property and asset management and dispositions. Before joining Lincoln, Mr. Beebe worked for KPMG Peat Marwick as a Certified Public Accountant, specializing in the real estate, banking and natural resources industries. Mr. Beebe received a B. A. in Accounting from Baylor University in 1981. He is a Certified Public Accountant and a Licensed Real Estate Broker in the State of Florida. He is also a member of the National Association of Real Estate Investment Trusts (NAREIT), the National Association of Industrial Office Properties (NAIOP) and the Urban Land Institute (ULI).

The biography of Thomas J. Hutchison III, beginning on page 97 of the Prospectus, is deleted in its entirety.

September 30, 2005	Prospectus Dated March 21, 2005